Boardwalk Pipelines, LP $250 million Sr. Notes Offering Due November 2016

Issuer:	Boardwalk Pipelines, LP

Guarantor:	Boardwalk Pipeline Partners, LP

Ratings:	Baa2 / BBB

Format:	SEC Registered

Security Type:	Senior Securities

Ranking:	Direct, unsecured and unsubordinated general obligations of the issuer, with the same rank in liquidation as all of its other unsecured and unsubordinated debt

Size:	$250,000,000

Pricing Benchmark:	UST 4.625% due 11/16

Benchmark Yield:	4.655%

Spread to Benchmark:	1.250%

Coupon:	5.875%

Reoffer Price:	99.777%

Reoffer Yield to Maturity:	5.905%

Public Offering Price:	99.777%

Trade Date:	November 16, 2006

Settlement Date:	November 21, 2006 (T + 3)

Maturity:	November 15, 2016

Optional Maturity:	Anytime at a make whole call of T + 20 bps

Coupon Payment Date:	May 15 and November 15 of each year

Minimum Denominations:	USD 1,000

Bookrunner:	Merrill Lynch & Co.

Co-managers:	Deutsche Bank Securities and JPMorgan

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free

MERRILL LYNCH	1-866-500-5408

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.